Rachael M. Bushey

direct dial:  215.981.4803

busheyr@pepperlaw.com

June 30, 2015

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jeffrey P. Riedler, Assistant Director

Re:                             Zynerba Pharmaceuticals, Inc.

Amendment No. 1 to
Draft Registration Statement on Form S-1

Submitted February 20, 2015

File No.: 377-00903

Dear Mr. Riedler:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated March 10, 2015 (the “Comment Letter”) in connection with the above-referenced Amendment No. 1 to the draft registration statement (“Amendment No. 1”) as submitted by Zynerba Pharmaceuticals, Inc. (the “Company”) with the SEC on February 20, 2015.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Amendment No. 1. All page number references in Company’s responses are to page numbers to the Company’s registration statement on Form S-1 (the “Registration Statement”), which is being filed concurrently with this response.

Use of Proceeds, page 41

1.                                                                                      We note your revised disclosure in response to our prior comments 5 and 6.  Please expand your disclosure to include how far in the clinical development process you expect the proceeds from this offering will enable you to reach for each of the product candidates by indication (e.g. fibromyalgia, chronic cancer pain, refractory epilepsy and osteoarthritis)

The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Registration Statement to indicate how far in the clinical development process it expects the proceeds of this offering to enable it to reach for each product candidate by indication.  The progress of ZYN001 and ZYN002 for each target indication is subject to numerous uncertainties, including, without limitation, the rate of progress of clinical trials, the results of preclinical studies and clinical trials for such indication, the costs and timing of seeking and obtaining FDA and other regulatory approvals for clinical trials and FDA guidance regarding clinical trials for such indication.  The Company has further revised the disclosure on pages 46-47 to discuss these uncertainties.

Albany College of Pharmacy, page 92

2.                                                                                      We note your revised disclosure to our prior comment 11.  Please advise us as to whether any of the Assigned Rights (as defined in the agreement) are now exclusively held by the Company.  If not, please revise your disclosure to identify the parties who share rights to use the assigned intellectual property with the Company.

The Company respectfully advises the staff that the Assigned Rights are now exclusively held by the Company.  The Company has revised the disclosure on pages 101-102 to clarify the same.

Certificate of Incorporation and Bylaws, page 118

3.                                                                                      We note your disclosure on page 118 regarding provisions of your amended and restated certificate of incorporation and amended and restated bylaws, that will be in effect prior to the closing of the offering and which have yet to be filed as an exhibit, stating that the Court of Chancery shall be the sole and exclusive forum for any stockholder to bring an action against the company or any of its directors.  Please add a risk factor describing the risks to investors attendant to the exclusive forum provision in your restated certificate of incorporation and bylaws.

The Company has revised its disclosure to include a risk factor regarding the exclusive forum provision.  Please see page 44.

We thank you for your prompt attention to this letter responding to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.263.0163.

Sincerely,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:	Jeffrey P. Libson, Esq., and Steven J. Abrams, Esq., Pepper Hamilton LLP Steven D. Singer, Esq., and Lisa Firenze, Esq., Wilmer Cutler Pickering Hale and Dorr LLP